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                               March 2, 2021

       Steven L. Scheinthal
       Vice President, General Counsel and Secretary
       Landcadia Holdings III, Inc.
       1510 West Loop South
       Houston, Texas 77027

                                                        Re: Landcadia Holdings
III, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed February 3,
2021
                                                            File No. 333-252693

       Dear Mr. Scheinthal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed February 3, 2021

       Cover Page

   1. Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.
       Summary of the Proxy Statement/Prospectus, page 23

   2. We note your disclosure on pages 55-56 with respect to the securities held by your sponsor as well as the
private placement warrants issued to your sponsor. Please revise the disclosure to quantify
the return they will receive on their initial investment. Also, provide similar disclosure in
the Q&A beginning on page 8 and the Summary beginning on page
                                                        23 about the return
they will receive on their initial investment, including the price paid to acquire those
securities and the current value as of the most recent practicable date.
                                                        Include the PIPE
investors in your discussion. Refer to CF Disclosure Guidance Topic No.
 Steven L. Scheinthal
FirstName  LastNameSteven
Landcadia Holdings   III, Inc. L. Scheinthal
Comapany
March      NameLandcadia Holdings III, Inc.
       2, 2021
March2 2, 2021 Page 2
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FirstName LastName
         11 on Special Purpose Acquisition Companies.
3. We note your disclosure in the penultimate bullet point on page 56 about the out-of-
         pocket expenses. Please revise the disclosure in the bullet point to quantify, if material, the out-of-pocket expenses and provide similar disclosure in the Q&A beginning on page
         8 and the Summary beginning on page 23.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 39

4. Please disclose pro forma net income (loss) for each period presented. Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information, page 41

5. Please disclose historical loss per share and book value per share information for Hillman
         Holdco for the periods presented. Please also disclose pro forma equivalent per share information. Refer to Part I.A, Item 3(f) of Form S-4.
Satisfaction of 80% Test, page 86

6. Please disclose how the board determined that the business combination had a fair market value of 80% of the balance of the funds in the trust account at the time of execution of the merger agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered.
The Merger Agreement, page 91

7. Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the merger agreement disclosures. Representations and Warranties, page 98

8. Please expand your disclosure to describe the representations and warranties. For example, what has Hillman Holdco represented or warranted with respect to
         capitalization, financial statements, material contracts, etc.?
 Steven L. Scheinthal
FirstName  LastNameSteven
Landcadia Holdings   III, Inc. L. Scheinthal
Comapany
March      NameLandcadia Holdings III, Inc.
       2, 2021
March3 2, 2021 Page 3
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FirstName LastName
Registration Rights Agreement, page 106

9. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that may result from delays in registering shares. Please ensure all disclosures required by ASC
         825-20-50-1 are provided in the financial statements.
Unaudited Pro Forma Condensed Consolidated Combined Financial Information Unaudited Pro Forma Condensed Combined Balance Sheet, page 131

10. Please revise the pro forma balance sheet to disclose the numbers of shares authorized, issued and outstanding on a historical and pro forma basis.
11. In regard to adjustment (D), please separately present adjustments related to the the pay down of existing debt and adjustments related to the issuance of new debt. Please also disclose the material terms of the new debt.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 132

12. Please revise the pro forma statements of operations to disclose historical earning per share information for Hillman Holdco for the periods ended September 26, 2020 and
         December 28, 2019.
13. In regard to the income tax benefits recorded during each period, we note you have not included any pro forma adjustments related to income taxes. Given the changes in interest expense in each period, please clarify how you determined no pro forma adjustments related to income taxes are necessary.
14. In regard to adjustments AA, BB, DD and EE, please disclose how you determined the interest expense adjustments for each period presented under both redemption scenarios.
         Please clarify how you determined the effective interest rate of 4.1% and how you determined the amount of the debt reductions. Please separately present adjustments related to the the pay down of existing debt and adjustments related to the issuance of new debt. To the extent the new debt will have variable interest rates, please also disclose the potential impact of changes in the interest rates.
15. In regard to adjustments (CC) and (FF), please quantify the number of shares that are excluded from the pro forma loss per share calculations because they are anti-dilutive.
         Please also clarify how you determined there were no dilutive shares during the period ended September 30, 2020.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, page 176

16. On page 54, you indicate that your subsidiaries may not be able to, or may not be permitted to, make distributions to enable you to make payments in respect of your indebtedness. In addition, you indicate that each subsidiary is a distinct legal entity and,
 Steven L. Scheinthal
FirstName  LastNameSteven
Landcadia Holdings   III, Inc. L. Scheinthal
Comapany
March      NameLandcadia Holdings III, Inc.
       2, 2021
March4 2, 2021 Page 4
Page
FirstName LastName
         under certain circumstances, legal and contractual restrictions may limit your ability to obtain cash from your subsidiaries. Please disclose and discuss any restrictions on your ability to obtain funds from your subsidiaries and the potential impact on your liquidity, financial condition and results of operations. Please also provide disclosures similar to those required by Rule 4-08(e) of Regulation S-X, if applicable. In light of the restrictions, please tell us what consideration you have given to the need for parent only financial statements or disclosures.
Critical Accounting Policies and Estimates
Goodwill, page 181

17. You disclose that the results of the quantitative goodwill assessments in 2019 and 2018 indicated that the fair value of each reporting unit was in excess of its carrying value and, in your annual review of goodwill for impairment in the fourth quarter of 2019, the fair value of each reporting unit exceeded its carrying value by over 5% of its carrying value. Please revise your disclosures to identify the number of reporting units you have and to indicate whether any reporting units are aggregated for the purpose of testing goodwill for impairment. Please clarify whether you believe the estimated fair values of each of your reporting units are substantially in excess of their carrying values. If they are not, please disclose the percentage by which the estimated fair values exceed the carrying values. In addition, please discuss the uncertainties associated with the key assumptions for each at risk reporting unit, including any potential events that could have a negative effect on the estimated fair value.
Beneficial Ownership of Securities, page 214

18. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each of Jefferies Financial Group Inc. and
         Oak Hill Capital Partners.
Certain United States Federal Income Tax Considerations, page 247

19. Please delete the term "Certain" from the title of this section and from the first sentence of this section.
20. We note your disclosure on pages 66 and 248 that the parties intend for the merger to be tax-free under Section 368(a) and that the receipt of an opinion as to the tax-free nature of the transaction is not a condition to the merger and that you indicate in the exhibit index that you will file an opinion of counsel as exhibit 8.1. Tell us whether counsel will be opining on whether the merger qualifies as a reorganization within the meaning of Section
         368 and if you believe the merger will be tax-free, disclose an opinion of counsel that supports this conclusion. Also, include in the Q&A beginning on page 8 and provide disclosure in the Summary beginning on page 23 that the receipt of an opinion as to the tax-free nature of the transaction is not a condition to the merger and disclose the tax consequences.
 Steven L. Scheinthal
Landcadia Holdings III, Inc.
March 2, 2021
Page 5
Financial Statements
General, page F-1

21. Please note the updating requirements of Rule 8-08 of Regulation S-X. Consolidated Financial Statements - HMAN Group Holdings Inc.
Report of Independent Registered Public Accounting Firm, page F-28

22. We note the current auditor was engaged in 2021. Given that the Company is a predecessor, please confirm to us that the Company did not change auditors during its two most recent fiscal years or the subsequent interim period; alternatively, please provide the disclosures required by Item 304 of Regulation S-K, including a letter from the former auditor agreeing or disagreeing with those disclosures, filed as an exhibit to the registration statement.
Consolidated Statements of Comprehensive Income (Loss), page F-30

23.      Please provide earnings per share disclosures here and on page F-72.
1. Basis of Presentation
Nature of Operations, page F-33

24. Based on your disclosures it is not clear if you changed reportable and/or operating segments during the periods presented. To the extent you did, please disclose and discuss how you re-allocated goodwill and tested it for impairment in connection with the change in reportable/operating segments.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-38

25. You disclose that judgment was required in applying the new revenue standard in determining the time at which to recognize revenue for the in-store services and the access to key duplicating and engraving equipment. You also disclose the
Company   s obligation
       to provide in-store service and access to key duplicating and engraving equipment is satisfied when control of the related products is transferred. Therefore, the entire amount of consideration related to the sale of products, in-store merchandising services, and access to key duplicating and engraving equipment is recognized upon the
customer   s
       acceptance of the products. Please address whether customer acceptance is based on objective or subjective criteria pursuant ASC 606-10-55-86 and 55-88. Please also more fully explain to us the nature of the in-store-services you provide and the terms related
FirstName LastNameSteven L. Scheinthal
       to the key duplicating and engraving equipment you provide, including your
Comapany    NameLandcadia
       determination           Holdings
                        that control      III, Inc.
                                     of in-store-services and access to key
duplicating and engraving
March services   is determined
       2, 2021 Page    5        by customer acceptance.
FirstName LastName
 Steven L. Scheinthal
FirstName  LastNameSteven
Landcadia Holdings   III, Inc. L. Scheinthal
Comapany
March      NameLandcadia Holdings III, Inc.
       2, 2021
March6 2, 2021 Page 6
Page
FirstName LastName
Stock Based Compensation, page F-41

26. You disclose that you use a Black-Scholes option pricing model to determine the fair value of stock options on the date of grant. You indicate that determining the fair value of stock options at the grant date requires judgment, including estimates for the expected life of the share-based award, stock price volatility, dividend yield, and interest rate. Please discuss how you determine the fair value of the common stock underlying your stock option awards. Please also discuss changes in the estimated fair value of Hillman during the periods presented. Please address any material differences between the valuations used to determine the fair value of recently granted stock options relative to the fair value implied by the current merger transaction.
20. Subsequent Events, page F-68

27. Please disclose the actual date through which subsequent events were evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.
Exhibit 23.1, page II-4

28. We note the auditor has consented to the dual date of their report as September 6,
         2020 with respect to the financial statements in the Form S-4. Please have the auditor revise their consent to refer to the actual dual date of September 16, 2020 instead of
         September 6, 2020 so that the report date referenced in the consent is consistent with the report date in the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Anne McConnell,
Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing